UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                           RJR Nabisco Holdings Corp.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                   74960K 876
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                  Gordon Altman Butowsky Weitzen Shalov & Wein
                        114 West 47th Street, 20th Floor
                            New York, New York 10036
                                 (212) 626-0800

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 27, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                (Amendment No. 4)

Item 1.  Security and Issuer

         The Schedule 13D filed with the U.S. Securities and Exchange Commission on December 22, 1998, and amended on January 25, 1999, by High River Limited Partnership, a Delaware limited partnership ("High River"), Riverdale LLC, a New York limited liability company ("Riverdale"), Carl C. Icahn, a citizen of the United States of America, American Real Estate Holdings L.P., a Delaware limited partnership ("AREH"), American Real Estate Partners, L.P., a Delaware limited partnership ("AREP"), American Property Investors, Inc., a Delaware corporation ("American Property"), and Beckton Corp., a Delaware corporation ("Beckton"), relating to the common shares, par value $0.01 per share (the "Shares"), of RJR Nabisco Holdings Corp. (the "Issuer"), and amended on February 12, 1999, to among other things, add Meadow Walk Limited Partnership, a Delaware limited partnership ("Meadow Walk"), and Barberry Corp., a Delaware corporation ("Barberry") as additional registrants (collectively with High River, Riverdale, Carl C. Icahn, AREH, AREP, American Property, and Beckton, the "Registrants"), and amended on March 11, 1999 and March 12, 1999, is amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D.


Item 4.  Purpose of the Transaction

         Item 4 is hereby amended to add the following:

         On April 27, Registrants issued a press release announcing that they were withdrawing their slate of nominees for election to the Board of Directors of the Issuer and that they would not pursue a proxy contest with regard to the election of directors at the 1999 annual meeting of the Issuer. A copy of the press release is attached hereto as Exhibit 1 and incorporated in its entirety herein by reference.

         Depending on the market price of Shares and upon other conditions, Registrants may acquire additional Shares, from time to time in the open market or otherwise, at prices which Registrants may determine. In addition, depending upon market prices and other conditions, Registrants may dispose of Shares at any time and from time to time in the open market or otherwise at prices which Registrants may determine.

Item 7.   Material to be Filed as Exhibits

1.   Press Release dated April 27, 1999

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 28, 1999




HIGH RIVER LIMITED PARTNERSHIP

By:      RIVERDALE LLC,
         General Partner


         By:      ____________________
                  Name:  Carl C. Icahn
                  Title: Member




RIVERDALE LLC


By:      _____________________
         Name:  Carl C. Icahn
         Title: Member




American Real Estate Holdings L.P.

By:      American Property Investors, Inc.,
         General Partner


         By:      _____________________
                  Name:  Carl C. Icahn
                  Title:  Chairman of the Board




[Signature Page of Amendment No. 5 to Schedule 13D with respect to RJR Nabisco Holdings Corp.]

American Real Estate Partners, L.P.


By:      American Property Investors, Inc.,
         General Partner


         By:    __________________
                Name:  Carl C. Icahn
                Title:  Chairman of the Board




American Property Investors, Inc.


By:      ______________________
         Name: CARL C. ICAHN
         Title: Chairman of the Board




Beckton Corp.


By:      ______________________
         Name: CARL C. ICAHN
         Title: Chairman of the Board




Meadow Walk Limited Partnership


By:      BARBERRY CORP.,
         General Partner


         By:      ______________________
                  Name:  Carl C. Icahn
                  Title:  Chairman of the Board



[Signature Page of Amendment No. 5 to Schedule 13D with respect to RJR Nabisco Holdings Corp.]

Barberry Corp.


By:  _______________________
     Name:  Carl C. Icahn
     Title:  Chairman of the Board





[Signature Page of Amendment No. 5 to Schedule 13D with respect to RJR Nabisco Holdings Corp.]

                                  EXHIBIT INDEX


Exhibit 1                         Press Release dated April 27, 1999